Exhibit 12.1
COEUR D’ALENE MINES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	June 30,		December 31,
	2008	2007	2007	2006	2005	2004	2003
Fixed Charges:
Interest expense	$1,411,253	$18,754	$61,635	$921,317	$2,095,917	$2,483,530	$12,211,817
Capitalized interest	4,028,666	1,139,857	2,280,139	1,450,366	227,229	64,352	—
Amortization of debt issuance costs	276,195	151,499	302,998	302,998	302,998	407,899	696,755
Amortization of capital lease costs	—	—	—	—	—	687	10,880
Portion of rent expense representative of interest	1,171,516	612,671	1,717,109	1,702,999	1,687,277	1,430,833	1,501,075

Total Fixed Charges	6,887,630	1,922,781	4,361,881	4,377,680	4,313,421	4,387,301	14,420,527

Earnings:
Income (loss) from continuing operations before income taxes	4,537,000	32,685,000	58,817,000	83,645,000	16,229,000	(23,821,000)	(61,794,000)
Fixed charges	6,887,630	1,922,781	4,361,881	4,377,680	4,313,421	4,387,301	14,420,527
Less interest capitalized	(4,028,666)	(1,139,857)	(2,280,139)	(1,450,366)	(227,229)	(64,352)	—

	7,395,964	33,467,924	60,898,742	86,572,314	20,315,192	(19,498,051)	(47,373,473)

Earnings in excess of fixed charges (fixed charges in excess of earnings)	$508,334	$31,545,143	$56,536,861	$82,194,634	$16,001,771	$(23,885,352)	$(61,794,000)

Ratio of Earnings to Fixed Charges(1)	1.07	17.41	13.96	19.78	4.71	N/A	N/A

(1)	N/A — represents coverage ratio of less than 1.